AKBANK



Rule 12g3-2(b) File No. 82-34825

23.06.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 27 2005
WASH, D.C.
198
SECTION

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
JUN 29 2005
THOMSON
FINANCIAL



A.Cenk Göksan
Investor Relations
Department Head



Arbil Öztozlu
Investor Relations
Manager

Enclosures;

1) Resolutions of Extraordinary General Meeting and Founders & Usufruct Shareholders Meeting which convened separately on 23 June 2005

2) Presentation titled "Share buy-back successfully completed within the target time frame"



6115-7/2003 (299)

LNDOCS01/383038.1

On 23 June 2005, Extraordinary General Meeting and Founders & Usufruct Shareholders Meeting have convened seperately. The resolutions of the meetings are as follows;

I) Resolutions of the Extraordinary General Meeting

- Board of Directors is authorizied to undertake actions for the purchase of the whole set of founders and usufruct shares by Akbank at a price of TRY 403,248 per share as determined by an accredited third party approved by the 2nd Commercial Court of Istanbul and the payment for the purchase to be made from the extraordinary reserves, beginning from 28 June 2005.

- Due to the above article and the permissions taken from legal authorities in accordance with the Board of Directors' proposal; the articles 9/F, 18, 82/C and 83 of the articles of association to be amended.

II) Resolutions of the Founders' and Usufruct Shareholders Meeting

- The sale of the founders' and usufruct shares to Akbank at a price of TRY 403,248 per share, as determined by an accredited third party approved by the 2nd Commercial Court of Istanbul, has been decided.

23.June.2005

6115-7/2003 (299)